Exhibit 3(ii)(a)

AMENDMENTS TO GREAT PLAINS ETHANOL, LLC’s

OPERATING AGREEMENT

Approved By Board Of Managers On February 17, 2005

(Underline denotes amendments)

3.9(a)                                            Class A Members.  Class A Members shall be entitled to vote on all matters coming to a vote of the Class A Members.  Each Class A Member may cast only one vote on each matter brought to a vote of the Class A Members, regardless of the number of Class A capital units owned.  On all matters voted upon by the Class A Members, the affirmative vote of the majority of the Class A Members voting on the matter at hand shall be the act of the Class A Members, except that the election of individuals serving on the Board of Managers for purposes of Section 3.9(e) shall be determined by a vote of the plurality of the Class A Members voting on the matter at hand.

3.9 (c)                                         Class C Members.  Class C Members shall be entitled to vote on all matters coming to a vote of the Class C Members.  Each Class C Member may cast one vote for each Class C Capital Unit held by the Class C Member on each matter brought to vote of the Class C Members.  On all matters voted upon by the Class C Members, the affirmative vote of the majority of the Class C Capital Units voting on the matter at hand shall be the act of the Class C Members, except that the election of individuals serving on the Board of Managers for purposes of Section 3.9(e) shall be determined by a vote of the plurality of the Class C Members voting on the matter at hand.

3.9 (e)                                         Voting by Classes. Members shall only be entitled to vote on the following matters: (i) the merger or consolidation of the Company with another business entity or the exchange of interests in the Company for interests in another company; (ii) sale, lease, exchange or other disposition of substantially all of the Company’s assets; and (iii) voluntary dissolution of the Company. Any matter identified in terms (i) through (iii) of the preceding sentence must receive the affirmative vote of each Class of outstanding Capital Units voting at the matter at hand to be the act of the Members of the Company. The Members of each Class shall vote separately for the election and removal of representatives on the Board of Managers for their respective Classes as set forth in section 8.4 and 8.6 of this Operating Agreement.

8.6                                                          Removal. Managers may be removed for any reason at any special meeting of Members by the affirmative vote of the majority of the Members of the Class voting at the matter at hand which such Manager represents (as set forth in Section 3.9). The notice calling such meeting shall give notice of the intention to act upon such matter, and if the notice so provides, the vacancy caused by such removal may be filled at such meeting by vote of the Members of the appropriate Class represented at such meeting.